Management’s Discussion and Analysis Alithya Group inc. For the three and nine months ended December 31, 2023

Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and nine-month periods ended December 31, 2023. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim condensed consolidated financial statements (the "Q3 Financial Statements") and accompanying notes for the three-month and nine-month periods ended December 31, 2023 and 2022, as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2023. These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q3 Financial Statements in Canadian dollars in accordance with IAS 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available up to February 13, 2024, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q3 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, entering into new contracts and

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 2

penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of the MD&A for the year ended March 31, 2023, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
With professionals in Canada, the United States, and internationally, Alithya provides technology advisory services based on deep expertise in strategy and digital transformation. The Company guides and supports its clients in the pursuit of their business objectives, leveraging innovation and delivery excellence in the application of digital technologies.
Alithya’s collective intelligence and expertise targets three main pillars: strategic consulting, enterprise transformation, and business enablement. In each area, our clients benefit from Alithya’s broad data and analytics capabilities, driven by artificial intelligence ("AI") and machine learning technologies. With collaboration at the core of its business model, Alithya professionals deliver practical IT services and solutions to help solve complex business challenges for clients in the financial services, healthcare, manufacturing, government, energy, higher education, telecommunications, transportation and logistics, and other sectors. The Company has developed industry-specific solutions and services for many of these industries that solve sector-specific business challenges and help expedite the time to value of technology investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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Alithya's expertise with respect to its main pillars, offered in each reportable segment, includes:
•Strategic Consulting. Alithya provides advisory services for digital strategy, organization performance, cybersecurity, enterprise architecture, and change management. Business outcomes in this area include refining business processes to reflect real-world scenarios; boosting systems security from cyberattacks; moving applications and data to the cloud; understanding the best enterprise architecture approach; defining change management strategies; and facilitating project planning activities for software selections, strategic roadmaps, or agile/scrum delivery teams.
•Enterprise Transformation. Alithya has more than 20 years of business transformation and enterprise applications implementation experience with enterprise resource planning (ERP), enterprise performance management (EPM), customer relationship management (CRM), and human capital management (HCM). Also, leveraging AI and machine learning technologies as a foundation, the Company provides transformational solutions and services for cloud infrastructure, custom applications development, legacy systems modernization, control/software engineering, data and analytics, and intelligent document processing. The Company not only helps clients modernize enterprise applications through upgrades and the consolidation of multiple systems, but it also helps to define overall technology ecosystems, to envision the use and impact of AI throughout an organization, and to build custom applications to address unique client needs.
•Business Enablement. Alithya offers ongoing paths to drive value through the provision of digital adoption and training, managed services, change enablement, and quality engineering. This practice area enables Alithya to move beyond advisory, implementations and project go-lives to provide ongoing value, including using AI to mine data for important insights for making faster, smarter business decisions; realizing a return on investment (ROI) on digital projects by driving adoption and consumption of technology; helping clients to train and retain their workforce; bookending a change management strategy with a change enablement plan that converts visions into reality; and providing a routine, consistent way to test updates and fixes before deploying any new software products.
Competitive Environment
For many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 4

realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Alithya’s competitors, in each of its reportable segments, include systems integration firms, contract programming companies, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, responsiveness to client needs, reputation and experience, financial stability and strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) a broad referral base; (e) continual investment in process improvement and knowledge capture; (f) investment in infrastructure and research and development; (g) continued focus on responsiveness to client needs, quality of services and competitive prices; and (h) project management capabilities and technical expertise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 5

4. Strategic Business Plan
Alithya has adopted a three-year strategic plan which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya’s consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings and position on the value chain to target the fastest growing IT services segments. Alithya’s specialization in digital technologies and the flexibility to deploy enterprise solutions and deliver solutions tailored to specific business objectives responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions by:
◦Generating profitable organic growth through innovation, higher-value offerings and client-relationships based on trust;
◦Completing value enhancing business acquisitions by way of a North American geographic expansion to complement current market presence, including geography, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration, diversity and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of its leaders and employees;
•Providing its investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening its existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for its stakeholders and articulating its Environmental, Social and Governance framework and priorities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 6

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight of our operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures.
The non-IFRS measures used by Alithya are described below:
EBITDA and EBITDA Margin
"EBITDA" refers to net income (loss) before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles, and depreciation of property and equipment and right-of-use assets.
"EBITDA Margin" refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net loss to EBITDA, see section 7.8 titled “EBITDA and Adjusted EBITDA”.
Adjusted Net Earnings and Adjusted Net Earnings per Share
"Adjusted Net Earnings" refers to net income (loss) before adjusting for amortization of intangibles, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, and the income tax effects of these items.
"Adjusted Net Earnings per Share" is calculated by dividing Adjusted Net Earnings by the weighted average number of outstanding Class A Subordinate Voting Shares ("Subordinate Voting Shares") and Class B Multiple Voting Shares ("Multiple Voting Shares"), excluding potentially dilutive outstanding equity instruments, during the period.
Management believes that Adjusted Net Earnings and Adjusted Net Earnings per Share are useful measures for investors as they allow comparability of operating results from one period to another, prior to taking into consideration non-cash items and business acquisition, integration and reorganization costs, which can vary significantly from period to period. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration the non-cash and other items listed above which have resulted primarily from acquisitions and their subsequent integrations. For a reconciliation of net loss to Adjusted Net Earnings, see section 7.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 7

Adjusted EBITDA and Adjusted EBITDA Margin
"Adjusted EBITDA" refers to net income (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, and other redundant and non-recurring items.
"Adjusted EBITDA Margin" refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of operating results from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to Adjusted EBITDA, see section 7.8 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
"Constant Dollar Revenue" is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates in the equivalent period from the prior year.
"Constant Dollar Growth" is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 7.1 titled “Revenues”.
Net Debt
"Net Debt" refers to long-term debt, including the current portion, less cash. For the calculation of Net Debt, see section 9.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
"Gross Margin as a Percentage of Revenues" is calculated by dividing gross margin by revenues.
"Selling, General and Administrative Expenses as a Percentage of Revenues" is calculated by dividing selling, general and administrative expenses by revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 8

"Bookings" refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
"Book-to-Bill Ratio" is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.
"Backlog" refers to the amount of future revenue stemming from signed revenue agreements, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts, expressed as a number of months of trailing twelve-month revenue, as at a given date. Backlog differs from the IFRS definition of remaining performance obligations, as disclosed in the Company's consolidated financial statements, as backlog also includes time and materials arrangements without stated ceilings and contracts with original expected durations exceeding one year. Management believes that backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements.
"Days Sales Outstanding" ("DSO") refers to the average number of days it takes for the Company to convert its accounts receivable and other receivables (net of sales taxes) and unbilled revenues, less deferred revenues, into cash. Management believes this measure provides useful insight to investors regarding the Company's liquidity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 9

6. Financial Highlights

Results of Operations	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Revenues	120,498	130,780	370,585	386,477
Gross Margin	37,679	39,218	110,563	111,042
Gross Margin as a Percentage of Revenues (1)	31.3%	30.0%	29.8%	28.7%
Selling, General and Administrative Expenses	29,521	31,196	91,950	90,544
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	24.5%	23.9%	24.8%	23.4%
Net Loss	(2,537)	(5,505)	(18,958)	(10,104)
Basic and Diluted Loss per Share	(0.03)	(0.06)	(0.20)	(0.11)
Adjusted Net Earnings (2)	3,939	3,632	6,364	9,744
Adjusted Net Earnings per Share (2)	0.04	0.04	0.07	0.10
Adjusted EBITDA (3)	9,456	10,021	24,967	25,659
Adjusted EBITDA Margin (3)	7.8%	7.7%	6.7%	6.6%

Other	December 31,	March 31,
(in $ thousands, except Backlog and DSO)	2023	2023
	$	$
Total Assets	418,260	464,101
Non-Current Financial Liabilities (4)	124,633	136,062
Total Long-Term Debt	123,022	127,190
Net Debt (5)	112,205	104,607

Backlog (1)	16 months	16 months
DSO (1)	52 days	54 days

Shares, Stock Options and Share Units Outstanding	February 12,
2024
Subordinate Voting Shares	88,255,201
Multiple Voting Shares	7,274,248
Options (6)	4,359,021
Deferred Share Units ("DSUs")	803,719
Restricted Share Units ("RSUs")	349,700
Performance Share Units ("PSUs")	2,190,535

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
2 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measures.
3 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 10

4 Non-current financial liabilities include the long-term portion of the long-term debt, the long-term portion of lease liabilities, and the long-term portion of the contingent consideration. For an explanation of the variance, refer to section 9.6 titled "Long-Term Debt and Net Debt".
5 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 9.6 titled “Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measures and an explanation of the variance.
6 Includes 505,264 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 11

For the three months ended December 31, 2023:
•Revenues decreased 7.9% to $120.5 million, compared to $130.8 million for the same quarter last year. On a sequential basis, revenues increased by $2.0 million, from $118.5 million for the second quarter of this year.
•85% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 3.9% to $37.7 million, compared to $39.2 million for the same quarter last year.
•Gross margin as a percentage of revenues increased to 31.3%, compared to 30.0% for the same quarter last year. On a sequential basis, gross margin as a percentage of revenues increased notably, compared to 29.4% for the second quarter of this year.
•Adjusted EBITDA decreased 5.6% to $9.5 million, for an Adjusted EBITDA Margin of 7.8% of revenues, compared to $10.0 million, or an Adjusted EBITDA Margin of 7.7% of revenues, for the same quarter last year. On a sequential basis, Adjusted EBITDA increased by $3.0 million, from $6.5 million from the second quarter of this year.
•Net loss was $2.5 million, or $0.03 per share, compared to a net loss of $5.5 million, or $0.06 per share, for the same quarter last year.
•Adjusted Net Earnings amounted to $3.9 million, representing an increase of $0.3 million, or 8.5%, from $3.6 million for same quarter last year. This translated into Adjusted Net Earnings per Share of $0.04 for the three months ended December 31, 2023 and 2022.
•Net cash from operating activities was $15.6 million, representing a decrease of $19.3 million, from $34.9 million of cash from operating activities for the same quarter last year.
•Q3 Bookings(1) reached $125.6 million, which translated into a Book-to-Bill Ratio of 1.04 for the quarter. The Book-to-Bill Ratio is 1.20 when revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 are excluded.
•Backlog(1) represented approximately 16 months of trailing twelve-month revenues as at December 31, 2023.
•Signed 20 new clients.

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

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For the three and nine months ended December 31, 2023	| 12

7. Results of Operations

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands, except for per share data)	2023	2022	2023	2022
	$	$	$	$
Revenues	120,498	130,780	370,585	386,477
Cost of revenues	82,819	91,562	260,022	275,435
Gross margin	37,679	39,218	110,563	111,042

Operating expenses
Selling, general and administrative expenses	29,521	31,196	91,950	90,544
Business acquisition, integration and reorganization costs	1,030	1,290	4,798	5,913
Depreciation	1,444	1,634	4,610	4,815
Amortization of intangibles	5,299	7,397	18,300	18,804
Foreign exchange (gain) loss	(34)	163	(50)	63
	37,260	41,680	119,608	120,139
Operating income (loss)	419	(2,462)	(9,045)	(9,097)
Net financial expenses	3,302	2,664	9,595	6,758
Loss before income taxes	(2,883)	(5,126)	(18,640)	(15,855)
Income tax (recovery) expense
Current	163	159	450	207
Deferred	(509)	220	(132)	(5,958)
	(346)	379	318	(5,751)
Net loss	(2,537)	(5,505)	(18,958)	(10,104)
Basic and diluted loss per share	(0.03)	(0.06)	(0.20)	(0.11)

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For the three and nine months ended December 31, 2023	| 13

7.1Revenues
The following table reconciles Constant Dollar Revenue(1) to revenues by geographic location:

	For the three months ended December 31,			For the nine months ended December 31,
(in $ thousands, except for percentages)	2023	2022	% (2)	2023	2022	%

Total Alithya revenue as reported	120,498	130,780	(7.9)%	370,585	386,477	(4.1)%
Variation prior to foreign currency impact	(8.2)%			(5.4)%
Foreign currency impact	0.3%			1.3%
Variation over previous period	(7.9)%			(4.1)%
Canada
Constant dollar revenue	68,009	77,512	(12.3)%	212,955	231,191	(7.9)%
Foreign currency impact	—			—
Canada revenue as reported	68,009	77,512	(12.3)%	212,955	231,191	(7.9)%
U.S.
Constant dollar revenue	46,929	47,740	(1.7)%	138,256	140,595	(1.7)%
Foreign currency impact	126			3,788
U.S. revenue as reported	47,055	47,740	(1.4)%	142,044	140,595	1.0%
International
Constant dollar revenue	5,139	5,528	(7.0)%	14,418	14,691	(1.9)%
Foreign currency impact	295			1,168
International revenue as reported	5,434	5,528	(1.7)%	15,586	14,691	6.1%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Constant Dollar Growth, which is a Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $120.5 million for the three months ended December 31, 2023, representing a decrease of $10.3 million, or 7.9%, from $130.8 million for the three months ended December 31, 2022. On a sequential basis, revenues increased by $2.0 million, from $118.5 million for the second quarter of this year.
Revenues in Canada decreased by $9.5 million, or 12.3%, to $68.0 million for the three months ended December 31, 2023, from $77.5 million for the three months ended December 31, 2022. The decrease in revenues was principally due to a reduction in information technology investments in the banking sector, and certain client projects reaching maturity compared to the same quarter last year.
U.S. revenues decreased by $0.6 million, or 1.4%, to $47.1 million for the three months ended December 31, 2023, from $47.7 million for the three months ended December 31, 2022, due primarily to weaker conditions in certain areas of the information technology services sector, notably in digital skilling and change enablement services. The decreased revenues were partially offset by a favorable US$ exchange rate impact of $0.1 million between the two periods. On a sequential basis, revenues in the U.S. increased by $1.4 million, from $45.7 million for the second quarter of this year.
International revenues decreased by $0.1 million, or 1.7%, to $5.4 million for the three months ended December 31, 2023, from $5.5 million for the three months ended December 31, 2022, mainly due to reduced

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activities in Australia, partially offset by a favorable foreign exchange rate impact of $0.3 million between the two periods. On a sequential basis, revenues increased by $0.6 million, from $4.8 million for the second quarter of this year.
Revenues amounted to $370.6 million for the nine months ended December 31, 2023, representing a decrease of $15.9 million, or 4.1%, from $386.5 million for the nine months ended December 31, 2022.
Revenues in Canada decreased by $18.2 million, or 7.9%, to $213.0 million for the nine months ended December 31, 2023, from $231.2 million for the nine months ended December 31, 2022. The decrease in revenues was principally due to a reduction in information technology investments in the banking sector and certain client projects reaching maturity.
U.S. revenues increased by $1.4 million, or 1.0%, to $142.0 million for the nine months ended December 31, 2023, from $140.6 million for the nine months ended December 31, 2022. The increase was mainly due to increased revenues of $5.1 million from the acquisition of Datum Consulting, LLC and its international affiliates ("Datum") on July 1, 2022, partially offset by weaker conditions in certain areas of the information technology services sector, notably in digital skilling and change enablement services, and some slower project starts. The increased revenues include a favorable US$ exchange rate impact of $3.8 million between the two periods.
International revenues increased by $0.9 million, or 28.9%, to $15.6 million for the nine months ended December 31, 2023, from $14.7 million for the nine months ended December 31, 2022, driven predominantly by a favorable foreign exchange rate impact of $1.2 million between the two periods.
7.2Gross Margin
Gross margin decreased by $1.5 million, or 3.9%, to $37.7 million for the three months ended December 31, 2023, from $39.2 million for the three months ended December 31, 2022. Gross margin as a percentage of revenues increased to 31.3% for the three months ended December 31, 2023, from 30.0% for the three months ended December 31, 2022. On a sequential basis, gross margin as a percentage of revenues increased notably, compared to 29.4% for the second quarter of this year.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to higher margin offerings and utilization, and a proportionally larger decrease in the use of subcontractors compared to permanent employees. Gross margin as a percentage of revenues also increased on a sequential basis compared to the second quarter of this year.
In the U.S., gross margin as a percentage of revenues increased, compared to the same quarter last year, as a result of higher utilization and improved project performance. On a sequential basis, gross margin as a percentage of revenues also increased, compared to the second quarter of this year.
International gross margin as a percentage of revenues decreased slightly compared to the same quarter last year, mainly due to reduced activities in Australia. On a sequential basis, gross margin as a percentage of revenues increased compared to the second quarter of this year.
Gross margin decreased by $0.4 million, or 0.4%, to $110.6 million for the nine months ended December 31, 2023, from $111.0 million for the nine months ended December 31, 2022. Gross margin as a

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 15

percentage of revenues increased to 29.8% for the nine months ended December 31, 2023, from 28.7% for the nine months ended December 31, 2022, despite annual salary increases which came into effect in the first quarter of this year and a $1.1 million provision on tax credits receivable related to previous periods recorded in the second quarter of this year.
In Canada, gross margin as a percentage of revenues increased for the nine months ended December 31, 2023, compared to the same period last year, mainly due to higher margin offerings and a larger decrease in the use of subcontractors compared to permanent employees, partially offset by a $1.1 million provision on tax credits receivable related to previous periods.
In the U.S., gross margin as a percentage of revenues increased for the nine months ended December 31, 2023, compared to the same period last year, due to a positive margin impact from the acquisition of Datum's U.S. business, higher margin offerings and improved project performance.
International gross margin as a percentage of revenues decreased for the nine months ended December 31, 2023, compared to the same period last year.
7.3Operating Expenses
7.3.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, occupancy costs, information technology and communications costs, share-based compensation, professional fees, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $29.5 million for the three months ended December 31, 2023, representing a decrease of $1.7 million, or 5.4%, from $31.2 million for the three months ended December 31, 2022, driven mostly by decreases of $2.4 million in employee compensation costs and $0.6 million in non-cash share-based compensation, partially offset by increases of $0.8 million in professional fees and $0.3 million in internal IT projects and support costs. On a sequential basis, selling, general and administrative expenses decreased by $0.4 million, compared to $29.9 million for the second quarter, driven mainly by a reduction in employee compensation costs due to an ongoing review of Alithya's cost structure, in response to the current economic environment, since the beginning of the year, partially offset by certain seasonal, timing and initiatives driven increases.
In Canada, expenses decreased by $1.3 million, or 7.7%, to $15.7 million for the three months ended December 31, 2023, from $17.0 million for the three months ended December 31, 2022, due primarily to decreases of $1.4 million in employee compensation costs and $0.7 million in non-cash share-based compensation, and a $0.1 million gain on lease termination, net of impairment of property and equipment and right-of-use assets. These decreases were partially offset by increases of $0.6 million in professional fees, $0.2 million in information technology and communications costs, and $0.1 million in employee training costs.
U.S. expenses decreased by $0.7 million, or 5.7%, to $12.4 million for the three months ended December 31, 2023, from $13.1 million for the three months ended December 31, 2022. The decrease was primarily due to decreased expenses of $1.1 million in employee compensation costs and $0.2 million in business development costs, partially offset by increases of $0.2 million in information technology and

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 16

communications costs, $0.1 million in travel costs, $0.1 million in recruiting fees, and $0.1 million in non-cash share-based compensation.
International expenses increased by $0.4 million, or 47.7%, to $1.5 million for the three months ended December 31, 2023, from $1.1 million for the three months ended December 31, 2022, mainly due to increases of $0.1 million in employee compensation costs, $0.1 million in professional fees, and $0.2 million in other expense categories.
Selling, general and administrative expenses totaled $91.9 million for the nine months ended December 31, 2023, representing an increase of $1.4 million, or 1.6%, from $90.5 million for the nine months ended December 31, 2022, driven mostly by a $1.3 million impairment of property and equipment and right-of-use assets, and increases of $1.2 million in expenses from Datum, acquired on July 1, 2022, $1.2 million in professional fees, $1.1 million in IT projects and support costs, and $0.7 million in travel costs, partially offset by a $2.9 million decrease in employee compensation costs due to an ongoing review of Alithya's cost structure, in response to the current economic environment, since the beginning of the year, and a $0.9 million decrease in recruiting fees.
Expenses in Canada decreased by $0.9 million, or 1.8%, to $49.7 million for the nine months ended December 31, 2023, from $50.6 million for the nine months ended December 31, 2022. This decrease was due primarily to decreases of $2.4 million in employee compensation costs, $0.5 million in recruiting fees, $0.4 million in non-cash share-based compensation, mainly from grants on business acquisitions and PSUs, and $0.4 million in occupancy costs, partially offset by increases of $1.3 million in impairment of property and equipment and right-of-use assets, $0.9 million in professional fees, and $0.7 million in information technology and communications costs.
U.S. expenses increased by $1.1 million, or 3.0%, to $38.2 million for the nine months ended December 31, 2023, from $37.1 million for the nine months ended December 31, 2022. The increase was primarily due to increases of $0.7 million in information technology and communication costs, $0.6 million in occupancy costs, $0.5 million in travel costs, $0.4 million from the Datum U.S. business, acquired on July 1, 2022, and $0.4 million in business development costs, partially offset by decreases of $1.0 million in employee compensation costs and $0.4 million in recruiting fees. The increased expenses include an unfavorable US$ exchange rate impact of $1.0 million.
International expenses increased by $1.3 million, or 49.3%, to $4.1 million for the nine months ended December 31, 2023, from $2.8 million for the nine months ended December 31, 2022, mainly due to increases of $0.6 million in employee compensation costs, $0.3 million in professional fees, and $0.2 million in occupancy costs, primarily related to Datum's international business, acquired on July 1, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 17

7.3.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Stock options	131	251	467	737
Share purchase plan – employer contribution	347	331	1,054	1,025
Share-based compensation granted on business acquisitions	408	1,019	1,695	2,261
DSUs	135	159	454	432
RSUs	116	—	242	—
PSUs	221	239	1,119	706
	1,358	1,999	5,031	5,161

Share-based compensation amounted to $1.4 million for the three months ended December 31, 2023, representing a decrease of $0.6 million, from $2.0 million for the three months ended December 31, 2022. The decrease in share-based compensation was driven primarily by decreased expenses related to share-based compensation granted on business acquisitions and stock options, partially offset by increased expenses related to RSUs.
Share-based compensation amounted to $5.0 million for the nine months ended December 31, 2023, representing a decrease of $0.2 million, from $5.2 million for the nine months ended December 31, 2022. The decrease in share-based compensation was driven primarily by decreased expenses related to share-based compensation granted on business acquisitions and stock options, partially offset by increased expenses related to RSUs and PSUs.
7.3.3Business Acquisition, Integration and Reorganization Costs
Business acquisition, integration and reorganization costs amounted to $1.0 million for the three months ended December 31, 2023, representing a decrease of $0.3 million, from $1.3 million the three months ended December 31, 2022. For the three months ended December 31, 2023, reorganization costs decreased by $0.1 million, driven by severance payments due to workforce reductions in response to the current economic environment, compared to the same quarter last year where reorganization costs were entirely related to modifications to cost structure consisting of employee termination and benefits costs. Employee compensation on business acquisition, consisting of deferred cash consideration from the acquisition of Datum, decreased by $0.1 million compared to the same quarter last year.
Business acquisition, integration and reorganization costs amounted to $4.8 million for the nine months ended December 31, 2023, representing a decrease of $1.1 million, from $5.9 million from the nine months ended December 31, 2022. For the nine months ended December 31, 2023, acquisition costs decreased by $1.2 million, reorganization costs relating to severance payments decreased by $0.5 million, and employee compensation on business acquisition, related to the acquisition of Datum, decreased by $0.2 million. These

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 18

decreases were partially offset by an increase of $0.8 million in integration costs compared to the nine months ended December 31, 2022, mainly due to retention compensation related to a previous business acquisition.
7.3.4    Depreciation
Depreciation totaled $1.4 million for the three months ended December 31, 2023, compared to $1.6 million for the three months ended December 31, 2022. These costs consisted primarily of depreciation of Alithya’s property and equipment, which remained steady, and right-of-use assets, which decreased by $0.2 million.
Depreciation totaled $4.6 million for the nine months ended December 31, 2023, compared to $4.8 million for the nine months ended December 31, 2022. These costs consisted primarily of depreciation of Alithya’s property and equipment, which increased by $0.6 million, and right-of-use assets, which decreased by $0.8 million.
7.3.5Amortization of Intangibles
Amortization of intangibles totaled $5.3 million for the three months ended December 31, 2023, compared to $7.4 million for the three months ended December 31, 2022. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which decreased by $2.1 million, as certain intangibles are fully amortized, compared to the same quarter last year.
Amortization of intangibles totaled $18.3 million for the nine months ended December 31, 2023, compared to $18.8 million for the nine months ended December 31, 2022. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which decreased by $1.4 million, and amortization of software, which increased by $0.7 million.
7.3.6Foreign Exchange (Gain) Loss
Foreign exchange gain amounted to $0.03 million for the three months ended December 31, 2023, compared to a loss of $0.2 million for the three months ended December 31, 2022.
Foreign exchange gain amounted to $0.1 million for the nine months ended December 31, 2023 , compared to a loss of $0.1 million for the nine months ended December 31, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 19

7.4Other Income and Expenses
7.4.1Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Interest on long-term debt	2,896	2,074	8,658	4,960
Interest on lease liabilities	160	204	535	631
Amortization of finance costs	150	110	347	281
Interest accretion on balances of purchase price payable	86	253	297	657
Financing fees	89	174	181	462
Interest income	(79)	(151)	(423)	(233)
	3,302	2,664	9,595	6,758

Net financial expenses amounted to $3.3 million for the three months ended December 31, 2023, representing an increase of $0.6 million, or 24.1%, from $2.7 million for the three months ended December 31, 2022, driven mainly by increased variable interest rates, which accounted for the increase in interest on long-term debt, partially offset by decreased interest accretion on balances of purchase payable and decreased financing fees.
Net financial expenses amounted to $9.6 million for the nine months ended December 31, 2023, representing an increase of $2.8 million, or 42.1%, from $6.8 million for the nine months ended December 31, 2022, driven mainly by increased variable interest rates, which accounted for the increase in interest on long-term debt, partially offset by interest income earned in the first quarter of this year on a special one-time commercial agreement, decreased interest accretion on balances of purchase payable, and decreased financing fees.
7.4.2Income Taxes
Income tax recovery was $0.3 million for the three months ended December 31, 2023, representing an increase of $0.7 million, from an expense of $0.4 million for the three months ended December 31, 2022, due primarily to an increase in deferred tax recovery in certain entities. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their loss in the period.
Income tax expense was $0.3 million for the nine months ended December 31, 2023, representing an increase of $6.1 million, from a recovery of $5.8 million for the nine months ended December 31, 2022, due primarily to a deferred tax recovery resulting from a deferred tax asset in the amount of $6.0 million that was probable of being realized as a result of the deferred tax liability pursuant to the acquisition of Datum in the same period last year, and an increase in current tax expense, as a result of increased taxable income in certain jurisdictions. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their loss in the period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 20

7.5Net Loss and Loss per Share
Net loss for the three months ended December 31, 2023 was $2.5 million, representing a decrease of $3.0 million, from $5.5 million for the three months ended December 31, 2022. The decreased loss was driven by decreased amortization of intangibles and depreciation of property and equipment, decreased business acquisition, integration and reorganization costs, decreased selling, general and administrative expenses, and increased income tax recovery, partially offset by decreased gross margin, and increased net financial expenses for the three months ended December 31, 2023, compared to the three months ended December 31, 2022. On a per share basis, this translated into a basic and diluted net loss per share of $0.03 for the three months ended December 31, 2023, compared to a net loss of $0.06 per share for the three months ended December 31, 2022.
Net loss for the nine months ended December 31, 2023 was $19.0 million, representing an increase of $8.9 million, from $10.1 million for the nine months ended December 31, 2022. The increased loss was driven primarily by increased selling, general and administrative expenses, including an impairment charge of $1.3 million on property and equipment and right-of-use assets, increased net financial expenses, increased income tax expense, primarily due to a decrease in deferred tax recovery resulting from a deferred tax asset in the amount of $6.0 million that was probable of being realized as a result of the deferred tax liability pursuant to the acquisition of Datum in the same period last year, and decreased gross margin, partially offset by decreased amortization of intangibles and depreciation of property and equipment, and decreased business acquisition, integration and reorganization costs for the nine months ended December 31, 2023, compared to the nine months ended December 31, 2022. On a per share basis, this translated into a basic and diluted net loss per share of $0.20 for the nine months ended December 31, 2023, compared to a net loss of $0.11 per share for the nine months ended December 31, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 21

7.6Adjusted Net Earnings and Adjusted Net Earnings per Share
The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Net loss	(2,537)	(5,505)	(18,958)	(10,104)
Business acquisition, integration and reorganization costs	1,030	1,290	4,798	5,913
Amortization of intangibles	5,299	7,397	18,300	18,804
Share-based compensation	1,358	1,999	5,031	5,161
Impairment of property and equipment and right-of-use assets and (gain) loss on lease termination	(60)	—	1,323	—
Income tax related to deferred tax asset recognized on purchase price allocation	—	—	—	(6,026)
Effect of income tax related to above items	(1,151)	(1,549)	(4,130)	(4,004)
Adjusted Net Earnings (1)(2)	3,939	3,632	6,364	9,744
Basic and diluted loss per share	(0.03)	(0.06)	(0.20)	(0.11)
Adjusted Net Earnings per Share (1)(2)	0.04	0.04	0.07	0.10

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Figures for the nine months ended December 31, 2023, reflect adjustments, related to the three months ended June 30, 2023, for certain changes to the calculations and assumptions.
Adjusted Net Earnings amounted to $3.9 million for the three months ended December 31, 2023, representing an increase of $0.3 million, or 8.5%, from $3.6 million for the three months ended December 31, 2022. As explained above, decreased selling, general and administrative expenses, decreased depreciation of property and equipment and right-of-use assets, increased foreign exchange gain, and increased income tax recovery were partially offset by decreased gross margin, and increased net financial expenses. This translated into Adjusted Net Earnings per Share of $0.04 for the three months ended December 31, 2023 and 2022.
Adjusted Net Earnings amounted to $6.4 million for the nine months ended December 31, 2023, representing a decrease of $3.4 million, or 34.6%, from $9.7 million for the nine months ended December 31, 2022. As explained above, increased selling, general and administrative expenses, including an impairment charge of $1.3 million on property and equipment and right-of-use assets, increased net financial expenses, decreased gross margin and increased income tax expense were partially offset by decreased depreciation of property and equipment and right-of-use assets and increased foreign exchange gain. This translated into Adjusted Net Earnings per Share of $0.07 for the nine months ended December 31, 2023, compared to $0.10 for the nine months ended December 31, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 22

7.7Segment Reporting
Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human resources and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization and foreign exchange loss (gain).
The following tables present the Company's operations based on reportable segments:

	For the three months ended December 31, 2023
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	68,009	47,055	5,434	120,498
Operating income by segment	8,880	8,468	745	18,093
Head office general and administrative expenses				9,935
Business acquisition, integration and reorganization costs				1,030
Foreign exchange loss (gain)				(34)
Operating income before depreciation and amortization				7,162
Depreciation and amortization				6,743
Operating income				419

	For the three months ended December 31, 2022
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	77,512	47,740	5,528	130,780
Operating income by segment	10,049	6,705	816	17,570
Head office general and administrative expenses				9,548
Business acquisition, integration and reorganization costs				1,290
Foreign exchange loss (gain)				163
Operating income before depreciation and amortization				6,569
Depreciation and amortization				9,031
Operating loss				(2,462)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 23

	For the nine months ended December 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	212,955	142,044	15,586	370,585
Operating income by segment	24,921	22,572	1,719	49,212
Head office general and administrative expenses				30,599
Business acquisition, integration and reorganization costs				4,798
Foreign exchange loss (gain)				(50)
Operating income before depreciation and amortization				13,865
Depreciation and amortization				22,910
Operating loss				(9,045)

	For the nine months ended December 31, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	231,191	140,595	14,691	386,477
Operating income by segment	25,474	19,163	2,264	46,901
Head office general and administrative expenses				26,403
Business acquisition, integration and reorganization costs				5,913
Foreign exchange loss (gain)				63
Operating income before depreciation and amortization				14,522
Depreciation and amortization				23,619
Operating loss				(9,097)

For a discussion of revenue variances by segment, refer to section 7.1 titled “Revenues”.
Operating income for the Canada segment decreased by $1.1 million, or 11.6%, to $8.9 million for the three months ended December 31, 2023, from $10.0 million for the three months ended December 31, 2022, due to decreased gross margin caused primarily by revenue decline, partially offset by decreased selling, general and administrative expenses related to operations.
Operating income for the U.S. segment increased by $1.8 million, or 26.3%, to $8.5 million for the three months ended December 31, 2023, from $6.7 million for the three months ended December 31, 2022, due to increased gross margin and decreased selling, general and administrative expenses related to operations.
Operating income for the international segment decreased by $0.1 million, or 8.7%, to $0.7 million for the three months ended December 31, 2023, from $0.8 million for the three months ended December 31, 2022, due to decreased gross margin caused primarily by revenue decline.
Operating income for the Canada segment decreased by $0.6 million, or 2.2%, to $24.9 million for the nine months ended December 31, 2023, from $25.5 million for the nine months ended December 31, 2022, due to decreased gross margin caused primarily by revenue decline, partially offset by decreased selling, general and administrative expenses related to operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 24

Operating income for the U.S. segment increased by $3.4 million, or 17.8%, to $22.6 million for the nine months ended December 31, 2023, from $19.2 million for the nine months ended December 31, 2022, due to increased gross margin, primarily from an additional three months of contribution from the acquisition of Datum's U.S. business, as described above, and decreased selling, general, and administrative expenses related to operations.
Operating income for the international segment decreased by $0.6 million, or 24.1%, to $1.7 million for the nine months ended December 31, 2023, from $2.3 million for the nine months ended December 31, 2022, due to decreased gross margin.
7.8EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Revenues	120,498	130,780	370,585	386,477
Net loss	(2,537)	(5,505)	(18,958)	(10,104)
Net financial expenses	3,302	2,664	9,595	6,758
Income tax (recovery) expense	(346)	379	318	(5,751)
Depreciation	1,444	1,634	4,610	4,815
Amortization of intangibles	5,299	7,397	18,300	18,804
EBITDA (1)	7,162	6,569	13,865	14,522
EBITDA Margin (1)	5.9%	5.0%	3.7%	3.8%
Adjusted for:
Foreign exchange (gain) loss	(34)	163	(50)	63
Share-based compensation	1,358	1,999	5,031	5,161
Business acquisition, integration and reorganization costs	1,030	1,290	4,798	5,913
Impairment of property and equipment and right-of-use assets and (gain) loss on lease termination	(60)	—	1,323	—
Adjusted EBITDA (1)	9,456	10,021	24,967	25,659
Adjusted EBITDA Margin (1)	7.8%	7.7%	6.7%	6.6%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to $7.2 million for the three months ended December 31, 2023, representing an increase of $0.6 million, or 9.0%, from $6.6 million for the three months ended December 31, 2022. EBITDA Margin was equal to 5.9% for the three months ended December 31, 2023, compared to 5.0% for the three months ended December 31, 2022.
Adjusted EBITDA amounted to $9.5 million for the three months ended December 31, 2023, representing a decrease of $0.5 million, or 5.6%, from $10.0 million for the three months ended December 31, 2022. As explained above, decreased gross margin caused primarily by revenues decline was partially offset by decreased selling, general and administrative expenses. Adjusted EBITDA Margin was 7.8% for the three months ended December 31, 2023, compared to 7.7% for the three months ended December 31, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 25

EBITDA amounted to $13.9 million for the nine months ended December 31, 2023, representing a decrease of $0.7 million, or 4.5%, from $14.5 million for the nine months ended December 31, 2022. EBITDA Margin was equal to 3.7% for the nine months ended December 31, 2023, compared to 3.8% for the nine months ended December 31, 2022.
Adjusted EBITDA amounted to $25.0 million for the nine months ended December 31, 2023, representing a decrease of $0.7 million, or 2.7%, from $25.7 million for the nine months ended December 31, 2022. As explained above, decreased gross margin caused primarily by revenue decline, including a $1.1 million provision on tax credits receivable related to previous periods, and increased selling, general and administrative expenses were partially offset by an additional three months of contribution from the acquisition of Datum. Adjusted EBITDA Margin was 6.7% for the nine months ended December 31, 2023, compared to 6.6% for the nine months ended December 31, 2022.
8. Bookings and Backlog
Bookings during the three months ended December 31, 2023 were $125.6 million, which translated into a Book-to-Bill Ratio of 1.04 for the quarter. The Book-to-Bill Ratio is 1.20 when revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 are excluded.
For the nine months ended December 31, 2023, Bookings were $346.6 million, which translated into a Book-to-Bill Ratio of 0.94. The Book-to-Bill Ratio is 1.08 when revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 are excluded.
Management believes information regarding Bookings can provide useful trend insight to investors regarding changes in the volume of new business over time. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. As such, the amount of the contract actually realized could materially differ from the initial Bookings.
As at December 31, 2023, Backlog represented approximately 16 months of trailing twelve-month revenues. The Backlog includes revenue agreements for projects which may extend beyond twelve months.
Management believes that Backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. There can be no assurance that subsequent cancellations or scope adjustments will not occur, that the Backlog will ultimately result in earnings, or when the related revenues and earnings from such Backlog will be recognized. As such, the amount of the contract actually realized could materially differ from the amount included in Backlog at a given date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 26

9. Liquidity and Capital Resources
9.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans, a subordinated unsecured loan, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and nine months ended December 31, 2023 and 2022:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Net cash from operating activities	15,620	34,900	5,937	24,451
Net cash (used in) from investing activities	(149)	1,400	(456)	(13,402)
Net cash used in financing activities	(12,698)	(38,327)	(17,104)	(5,693)
Effect of exchange rate changes on cash	(42)	134	(143)	1,008
Net change in cash	2,731	(1,893)	(11,766)	6,364
Cash, beginning of period	8,086	25,912	22,583	17,655
Cash, end of period	10,817	24,019	10,817	24,019

9.2Cash Flows - Operating Activities
For the three months ended December 31, 2023, net cash from operating activities was $15.6 million, representing a decrease of $19.3 million, from $34.9 million of cash from operating activities for the three months ended December 31, 2022. The cash flows for the three months ended December 31, 2023 resulted primarily from the net loss of $2.5 million, plus $9.9 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, and share-based compensation, partially offset by deferred taxes, gain on lease termination, net of impairment of property and equipment and right-of-use assets, and unrealized foreign exchange gain, and $8.2 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended December 31, 2022 resulted primarily from the net loss of $5.5 million, plus $14.3 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, realized foreign exchange loss on repayment of long-term debt, deferred taxes, and unrealized foreign exchange loss, and $26.1 million in favorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $8.2 million during the three months ended December 31, 2023 consisted primarily of a $4.9 million decrease in unbilled revenues, a $2.9 million decrease in accounts receivable and other receivables, a $1.4 million increase in deferred revenues, and a $1.0 million decrease in prepaids, partially offset by a $1.4 million increase in tax credits receivable and a $0.5 million decrease in accounts payable and accrued liabilities. The accounts receivable and other receivables decrease consisted primarily of a decrease in DSO, largely timing related. For the three months ended December 31, 2022, favorable changes in non-cash working capital items of $26.1 million consisted primarily of a $12.6 million decrease in unbilled revenues, a $7.2 million decrease in accounts receivable and other

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 27

receivables, a $3.2 million decrease in tax credits receivable, a $1.6 million increase in accounts payable and accrued liabilities, a $1.3 million increase in deferred revenues, and a $0.2 million decrease in prepaids.
For the nine months ended December 31, 2023, net cash from operating activities was $5.9 million, representing a decrease of $18.6 million, from $24.5 million of cash from operating activities for the nine months ended December 31, 2022. The cash flows for the nine months ended December 31, 2023 resulted primarily from the net loss of $19.0 million, plus $36.8 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, and impairment of property and equipment and right-of-use assets, partially offset by the cash settlement of RSUs, unrealized foreign exchange gain, and deferred taxes, and $11.9 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the nine months ended December 31, 2022 resulted primarily from the net loss of $10.1 million, plus $28.7 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, and realized foreign exchange loss on repayment of long-term debt, partially offset by deferred taxes and unrealized foreign exchange gain, and $5.9 million in favorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $11.9 million during the nine months ended December 31, 2023 consisted primarily of a $18.3 million decrease in accounts payable and accrued liabilities, a $4.8 million increase in tax credits receivable, and a $0.4 million increase in other assets, partially offset by a $6.0 million decrease in unbilled revenues, a $3.4 million decrease in accounts receivable and other receivables, a $1.5 million decrease in prepaids, and a $0.7 million increase in deferred revenues. For the nine months ended December 31, 2022, favorable changes in non-cash working capital items of $5.9 million consisted primarily of a $15.3 million decrease in accounts receivable and other receivables, a $0.4 million decrease in prepaids, a $0.1 million decrease in other assets, and a $0.1 million increase in deferred revenue, partially offset by a $8.9 million decrease in accounts payable and accrued liabilities and a $1.1 million increase in taxes credits receivable.
9.3Cash Flows - Investing Activities
For the three months ended December 31, 2023, net cash used in investing activities was $0.1 million, representing an increase of $1.5 million, from $1.4 million of cash generated for the three months ended December 31, 2022. The cash used in the three months ended December 31, 2023 resulted from purchases of property and equipment as part of the ordinary course of business. In comparison, the cash flows for the three months ended December 31, 2022 resulted primarily from the working capital adjustment received as part of the acquisition of Datum, partially offset by purchases of property and equipment and intangibles as part of the ordinary course of business.
For the nine months ended December 31, 2023, net cash used in investing activities was $0.5 million, representing a decrease of $12.9 million, from $13.4 million of cash used for the nine months ended December 31, 2022. The cash flows for the nine months ended December 31, 2023 resulted from purchases of property and equipment and intangibles as part of the ordinary course of business. In comparison, the cash flows for the nine months ended December 31, 2022 resulted primarily from the acquisition of Datum, net of the working capital adjustment, and purchases of property and equipment and intangibles as part of the ordinary course of business, partially offset by a decrease in restricted cash.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 28

9.4     Cash Flows - Financing Activities
For the three months ended December 31, 2023, net cash used in financing activities was $12.7 million, representing a decrease of $25.6 million, from $38.3 million of cash used for the three months ended December 31, 2022. The cash flows for the three months ended December 31, 2023 resulted primarily from $47.4 million in long-term debt repayments, $3.1 million in net financial expenses paid, $2.3 million in repayments of lease liabilities, and $0.4 million in shares purchased for cancellation, partially offset by $40.5 million in proceeds from long-term debt, net of related transaction costs, as described in section 9.6. In comparison, the cash flows for the three months ended December 31, 2022 resulted primarily from $57.7 million in long-term debt repayments, $2.3 million in net financial expenses paid, $0.9 million in repayments of lease liabilities, and $0.1 million in shares purchased for cancellation, partially offset by $22.8 million in proceeds from long-term debt, net of related transaction costs.
For the nine months ended December 31, 2023, net cash used in financing activities was $17.1 million, representing an increase of $11.4 million, from $5.7 million of cash used for the nine months ended December 31, 2022. The cash flows for the nine months ended December 31, 2023 resulted primarily from $114.0 million in long-term debt repayments, $9.0 million in net financial expenses paid, $4.3 million in repayments of lease liabilities, and $0.7 million in shares purchased for cancellation, partially offset by $110.9 million in proceeds from long-term debt, net of related transaction costs, as described in section 9.6. In comparison, the cash flows for the nine months ended December 31, 2022 resulted primarily from $66.6 million in long-term debt repayments, $5.8 million in net financial expenses paid, $2.7 million in repayments of lease liabilities, and $1.0 million in shares purchased for cancellation, partially offset by $70.5 million in proceeds from long-term debt, net of related transaction costs.
9.5Capital Resources
Alithya’s capital consists of cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and, where applicable, bank borrowings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 29

9.6    Long-Term Debt and Net Debt
The following table summarizes the Company’s long-term debt:

As at	December 31,	March 31,
(in $ thousands)	2023	2023
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	78,291	82,512
Secured loans (b)	17,256	13,192
Subordinated unsecured loans (c)	20,000	20,000
Balance of purchase price payable with a nominal value of $8,251,000 (US$6,230,000) (March 31, 2023 - $12,641,000 (US$9,345,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,126,000 (US$3,115,000), maturing on July 1, 2025	7,910	11,993
Unamortized transaction costs (net of accumulated amortization of $200,000 and $1,184,000)	(435)	(507)
	123,022	127,190
Current portion of long-term debt	12,752	12,808
	110,270	114,382

((a) On December 22, 2023, the Company entered into an Amended and Restated Credit Agreement (the “Agreement”). The Agreement increases the existing available Credit Facility to a maximum available amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility now matures on April 1, 2026 and is renewable for additional one-year periods at the lender’s discretion, but the term of the Credit Facility cannot exceed three years.
As at December 31, 2023, the amount outstanding under the Credit Facility includes $75,491,000 (March 31, 2023 - $82,512,000) payable in U.S. dollars (US$57,000,000; March 31, 2023 - US$61,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,649,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at December 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 30

(b) The secured loans issued by Investissement Québec to finance the Company’s refundable tax credits have the following terms and conditions:

As at			December 31,	March 31,
(in $ thousands)			2023	2023
			$	$
Year of related Refundable Tax Credit	Repayable on the earlier of the date of receipt of the refundable tax credits receivable and	Bearing interest at
2022	March 31, 2024	Prime rate + 1.00%	8,719	8,719
2023	March 31, 2025	Prime rate + 1.25%	8,537	4,473
			17,256	13,192

The maximum amount that can be financed for the 2022 and 2023 refundable tax credits is the lesser of 90% of the eligible refundable tax credits and $8,776,000 for 2022 and $10,670,000 for 2023. The loans are secured by a first ranking hypothec on the universality of the Company’s financed refundable tax credits receivable and a subordinated ranking hypothec on accounts receivable and other receivables.
(c) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2025. The first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on threshold limits for certain financial ratios. Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Company was in compliance with all of its financial covenants as at December 31, 2023 and March 31, 2023.
Total long-term debt as at December 31, 2023 decreased by $4.2 million, to $123.0 million, from $127.2 million as at March 31, 2023, due primarily to decreases of $4.2 million in drawings under the Credit Facility and $4.1 million in the balance of purchase price payable, partially offset by an increase of $4.1 million in the secured loans.
As at December 31, 2023, cash amounted to $10.8 million and $78.3 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2023, cash amounted to $22.6 million and $82.5 million was drawn under the Credit Facility and classified as long-term debt.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 31

The following table reconciles long-term debt to Net Debt(1):

As at	December 31,	March 31,
(in $ thousands)	2023	2023
	$	$
Current portion of long-term debt	12,752	12,808
Non-current portion of long-term debt	110,270	114,382
Total long-term debt	123,022	127,190
Less:
Cash	10,817	22,583
	10,817	22,583
Net Debt	112,205	104,607

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
During the nine months ended December 31, 2023, Alithya's Net Debt increased primarily as a result of the decrease in cash, partially offset by a decrease in long-term debt, as explained above.
9.7    Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 10.7 of Alithya's MD&A for the year ended March 31, 2023 for an overview of such obligations as at such date. There have been no material changes with respect to contractual obligations since March 31, 2023 outside of Alithya’s ordinary course of business.
9.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 10.8 of Alithya's MD&A for the year ended March 31, 2023 and Note 14 of the annual audited consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2023 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 32

10. Share Capital
The details of Alithya's share capital are fully described in Note 4 of Alithya's interim condensed consolidated financial statements.
10.1Normal Course Issuer Bid
On September 13, 2023, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of the Company's normal course issuer bid ("NCIB"). Under the NCIB, the Company is allowed to purchase for cancellation up to 2,411,570 Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023.
The NCIB commenced on September 20, 2023 and will end on the earlier of September 19, 2024 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition.
Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 33

11. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2022	2022	2022	2022	2023	2023	2023	2023
Revenues	119,974	126,764	128,933	130,780	136,224	131,595	118,492	120,498
Cost of revenues	88,891	92,700	91,173	91,562	95,492	93,502	83,701	82,819
Gross margin	31,083	34,064	37,760	39,218	40,732	38,093	34,791	37,679
	25.9%	26.9%	29.3%	30.0%	29.9%	28.9%	29.4%	31.3%
Operating expenses
Selling, general and administrative expenses	26,204	28,927	30,421	31,196	35,978	32,499	29,930	29,521
Business acquisition, integration and reorganization costs	6,128	1,882	2,741	1,290	12,166	1,105	2,663	1,030
Depreciation	1,235	1,579	1,602	1,634	1,721	1,668	1,498	1,444
Amortization of intangibles	4,017	4,699	6,708	7,397	8,693	6,824	6,177	5,299
Foreign exchange (gain) loss	(25)	(164)	64	163	96	(128)	112	(34)
	37,559	36,923	41,536	41,680	58,654	41,968	40,380	37,260
Operating (loss) income	(6,476)	(2,859)	(3,776)	(2,462)	(17,922)	(3,875)	(5,589)	419
Net financial expenses	1,352	1,793	2,301	2,664	2,577	3,220	3,073	3,302
Loss before income taxes	(7,828)	(4,652)	(6,077)	(5,126)	(20,499)	(7,095)	(8,662)	(2,883)
Income tax (recovery) expense	(575)	(488)	(5,642)	379	(506)	150	514	(346)
Net loss	(7,253)	(4,164)	(435)	(5,505)	(19,993)	(7,245)	(9,176)	(2,537)
Basic and diluted loss per share	(0.08)	(0.04)	—	(0.06)	(0.21)	(0.08)	(0.10)	(0.03)

Quarterly variances in Alithya's results are due primarily to the timing of acquisitions. Quarterly variations can also be attributed to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations.
Over the eight-quarter period, revenues have fluctuated mainly due to business acquisitions, and most recently, reductions in information technology investments in the banking sector due to the current economic environment. Gross margin as a percentage of revenue has generally followed an increasing trend, including over the last three quarters, mainly due to higher utilization, improved project performance, and a steady migration towards higher value-added services since the acquisitions of Vitalyst, LLC and Datum on January 31, 2022 and July 1, 2022, respectively. Selling, general and administrative expenses have fluctuated due to business acquisitions, net of possible synergies, and have notably decreased over the last three quarters, mainly as a result of the review of Alithya's cost structure initiated in the fourth quarter of fiscal 2022 and the modifications undertaken in the quarters that followed, and workforce reductions in response to the current economic environment, incurred in recent quarters. As a percentage of consolidated revenues, total selling, general and administrative expenses have fluctuated as a result of acquisitions, cost structure reviews, and as a result of the variations in revenues discussed above. Other expenses, such as business acquisition, integration and reorganization costs, depreciation, amortization of intangibles, and income tax (recovery) expense, have also varied as a result of business acquisitions and the subsequent integration activities and requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 34

12. Critical Accounting Estimates
The preparation of Alithya’s interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the interim condensed consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q3 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2023. The accounting policies have been applied consistently by all entities of the Company.
13. Accounting Standard Amendments Effective for the Year Ending March 31, 2024
The following amendments to existing standards were adopted by the Company on April 1, 2023:
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application was permitted. The amendment of IAS 8 had no impact on the Company’s interim condensed consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application was permitted. The amendment of IAS 12 did not have a material impact on the Company’s consolidated financial statements. Furthermore, the amendment of IAS 12 has no impact on the consolidated statements of financial position and the changes in the income taxes note disclosure will be reflected in the annual consolidated financial statements for the year ending March 31, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 35

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application was permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company will update its accounting policy information disclosures in its annual consolidated financial statements for the year ending March 31, 2024.
14. New Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 36

15. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties” of the Company's MD&A for the fiscal year ended March 31, 2023, all of which are hereby incorporated by reference.
16. Management’s Evaluation of Our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2023. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2023.
Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2023 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2023	| 37

Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the quarter ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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